              Quarterly Report to Shareholders
US GAAP Financial Results For Fiscal 2011 First Quarter

The Descartes Systems Group Inc.

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations ..............................................................................................	1

Overview .......................................................................................................................................................................................................	2

Consolidated Operations ..................................................................................................................................................................................	5

Quarterly Operating Results ............................................................................................................................................................................	10

Liquidity and Capital Resources .......................................................................................................................................................................	12

Commitments, Contingencies and Guarantees ...................................................................................................................................................	14

Outstanding Share Data ..................................................................................................................................................................................	15

Application of Critical Accounting Policies .......................................................................................................................................................	16

Change In / Initial Adoption of Accounting Policies ...........................................................................................................................................	18

Trends / Business Outlook ...............................................................................................................................................................................	18

Certain Factors That May Affect Future Results ..............................................................................................................................................	21

Interim Consolidated Financial Statements ..................................................................................................................................................................	29

Interim Consolidated Balance Sheets ...............................................................................................................................................................	29

Interim Consolidated Statements of Operations .................................................................................................................................................	30

Interim Consolidated Statements of Shareholders' Equity ...................................................................................................................................	31

Interim Consolidated Statements of Cash Flows ................................................................................................................................................	32

Notes to Interim Consolidated Financial Statements .....................................................................................................................................................	33

Corporate Information ...............................................................................................................................................................................................	45

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which will end on January 31, 2011, is referred to as the “current fiscal year,” “fiscal 2011,” “2011” or using similar words. Our fiscal year, which ended on January 31, 2010, is referred to as the “previous fiscal year,” “fiscal 2010,” “2010” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2012 refers to the annual period ending January 31, 2012 and the “fourth quarter of 2012” refers to the quarter ending January 31, 2012.

This MD&A, which is prepared as of June 8, 2010, covers our quarter ended April 30, 2010, as compared to our quarter ended April 30, 2009. You should read the MD&A in conjunction with our unaudited interim consolidated financial statements for our first quarter of fiscal 2011 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2010 that are included in our most recent annual report to shareholders (the “2010 Annual Report”), as filed on March 12, 2010.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended April 30, 2010, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2010 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions, including our October 2009 bought deal public share offering; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated loss of revenues and customers in fiscal 2011 and beyond, and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; our expectations regarding future cost-reduction activities; geographic revenue segmentation; expenses, including amortization of intangibles; stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; the effect on expenses of a weak US dollar; liabilities from our equity compensation awards; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business and revenues; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; our ability to raise capital; the impact of new accounting pronouncements; the expensing of acquisition-related expenses for business combination transactions pursuant to ASC Topic 805 (as defined herein); and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and with compliance systems, such as customs filing and Global Trade & Compliance (GT&C).

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Our RiMMS are primarily offered to two identified customer groups: transportation providers and logistics service providers (LSPs), and manufacturers, retailers, distributors and mobile-service providers (MRDMs). Our RiMMS are designed to enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The anchor of our solution is Descartes’ federated Global Logistics Network (GLN) which brings together LSPs and MRDMs in a shared services environment using standardized business processes. Our federated platform also unites hardware, software, network providers and communities of partner organizations, through our ‘United by Design’ program, to help manage resources in motion. By providing a platform to unite the logistics industry and its partners, Descartes’ federated GLN enables participants, in both the LSP and MRDM customer groups, to work together to automate multi-party business processes and share critical information to accelerate productivity improvements and cost savings.
The applications that work in conjunction with the GLN help transportation companies and LSPs better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Our solutions are designed to also help MRDM enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients.

Our value-added applications and solutions are designed to support:

•	GT&C – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;
•
Supply Chain Execution (SCE) – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•	Mobile Resource Management (MRM) – which involves tracking, information gathering, measuring, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Descartes GLN is a community of over 22,000 companies in over 165 countries. Designed specifically for logistics processes and their users, the Descartes GLN enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.
By uniting the reach of the GLN with the power of these value-added applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDMs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces (Open SCIs), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On March 19, 2010, we acquired 96.17% of the shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. In total, we paid EUR 29,963,074 (equivalent to $40.9 million at the time of the transaction) to acquire all outstanding securities of Porthus.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc., doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border Services Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. To complete the acquisition, net of working capital received, we paid CDN $6.0 million (equivalent to $5.9 million at the time of the transaction).

Consolidated Operations

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	First Quarter of
	2011	2010
Total revenues	21.3	17.4
Cost of revenues	7.4	5.2
Gross margin	13.9	12.2
Operating expenses	10.9	8.7
Amortization of intangible assets	2.2	1.8
Income from operations	0.8	1.7
Investment income	0.1	0.1
Income before income taxes	0.9	1.8
Income tax expense (recovery)	0.7	(0.4)
Net income	0.2	2.2

EARNINGS PER SHARE
BASIC AND DILUTED	-	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	61,432 62,681	53,017 53,737

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	First Quarter of
	2011	2010
Services revenues	20.2	16.8
Percentage of total revenues	95%	97%

License revenues	1.1	0.6
Percentage of total revenues	5%	3%
Total revenues	21.3	17.4

Our services revenues for the first quarter of 2011 were $20.2 million, a 20% increase from the same period in 2010. The increase in services revenues is primarily due to the inclusion in 2011 of a full quarter of services-based revenues from our March 10, 2009 acquisition of Scancode Systems Inc. (“Scancode”) and a partial quarter of services revenues from our March 19, 2010 acquisition of Porthus. Revenues in the first quarter of 2011 were also impacted favourably by translation of foreign currency revenues. This increase was partially offset by lower transactional revenues from the GLN in the first quarter of 2011, in part due to lower global shipping volumes.

Our license revenues were $1.1 million and $0.6 million for the first quarter of 2011 and 2010, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 95% and 97% for the first quarter of 2011 and 2010, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic location of customer (in millions of dollars):

	First Quarter of
	2011	2010
United States	11.2	10.9
Percentage of total revenues	53%	63%

Canada	2.6	1.9
Percentage of total revenues	12%	11%

Americas, excluding Canada and United States	0.3	0.2
Percentage of total revenues	2%	1%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium	4.1	3.2
Percentage of total revenues	19%	18%

Belgium	2.4	0.3
Percentage of total revenues	11%	2%

Asia Pacific	0.7	0.9
Percentage of total revenues	3%	5%
Total revenues	21.3	17.4

Revenues from the United States were $11.2 million and $10.9 million in the first quarter of 2011 and 2010, respectively. The increase was primarily due to the acquisition of Scancode in March 2009 as well as increased license revenues. These increases were partially offset by lower transactional revenues from the GLN in part due to lower shipping volumes.

Revenues from Canada were $2.6 million and $1.9 million for the first quarter of 2011 and 2010, respectively. The increase was principally due to the inclusion of Canadian-based revenues from our acquisition of Scancode. Revenues from Canada in the first quarter of 2011 were also impacted by favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to the first quarter of 2010.

Revenues from the Americas region, excluding Canada and the United States, were $0.3 million and $0.2 million in the first quarter of 2011 and 2010, respectively. The increase was principally due to increased license revenues.

Revenues from the EMEA region, excluding Belgium, were $4.1 million and $3.2 million in the first quarter of 2011 and 2010, respectively. The increase in the first quarter of 2011 was primarily due to the acquisition of Porthus in March 2010. Revenues from the EMEA region, excluding Belgium, in the first quarter of 2011 were also impacted by favourable foreign exchange rates for the translation of revenues earned in Swedish kroner, British pounds sterling and euro as compared to the first quarter of 2010.

Revenues from Belgium were $2.4 million and $0.3 million in the first quarter of 2011 and 2010, respectively. The increase was principally due to the acquisition of the Belgium-based Porthus.

Revenues from the Asia Pacific region were $0.7 million and $0.9 million in the first quarter of 2011 and 2010, respectively. The decrease was principally due to lower transactional revenues from the GLN in part due to lower global shipping volumes.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	First Quarter of
	2011	2010
Services
Services revenues	20.2	16.8
Cost of services revenues	7.2	5.1
Gross margin	13.0	11.7
Gross margin percentage	64%	70%
License
License revenues	1.1	0.6
Cost of license revenues	0.2	0.1
Gross margin	0.9	0.5
Gross margin percentage	82%	83%
Total
Revenues	21.3	17.4
Cost of revenues	7.4	5.2
Gross margin	13.9	12.2
Gross margin percentage	65%	70%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 64% and 70% in the first quarter of 2011 and 2010, respectively. The decrease primarily resulted from the acquisition of Porthus which currently operates at lower margins than our other service revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues was 82% and 83% in the first quarter of 2011 and 2010, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins from the first quarter of 2011 and 2010.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $10.9 million and $8.7 million for the first quarter of 2011 and 2010, respectively. The increase in operating expenses arose primarily from the addition of the Porthus business, acquired in the first quarter of 2011, and to a lesser extent the addition of Imanet. As well, in the first quarter of 2011, we expensed $0.9 million of acquisition-related costs, compared to $0.3 million in the first quarter of 2010. Our operating expenses in the first quarter of 2011 were also impacted by $0.6 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities, compared to $0.4 million of such expenses in the first quarter of 2010. Operating expense in the first quarter of 2011 also includes $0.3 million of stock-based compensation expense compared to $0.1 million in the first quarter of 2010. This increase is due to a change of forfeiture rate estimates used in the calculation of stock-based compensation expense.

The following table provides additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	First Quarter of
	2011	2010
Total revenues	21.3	17.4

Sales and marketing expenses	2.6	2.4
Percentage of total revenues	12%	14%

Research and development expenses	3.6	3.4
Percentage of total revenues	17%	20%

General and administrative expenses	4.7	2.9
Percentage of total revenues	22%	17%
Total operating expenses	10.9	8.7

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $2.6 million for the first quarter of 2011, an increase of 8% from expense of $2.4 million for the same period in 2010. Sales and marketing expenses increased in the first quarter of 2011 as compared to 2010 due to the acquisition of Porthus as well from an increase in stock-based compensation expense and an unfavourable foreign exchange impact from our non-US dollar sales and marketing expenses. Sales and marketing as a percentage of total revenues were 12% and 14% for the first quarter of 2011 and 2010, respectively.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2011 and 2010, as applicable. Research and development expense was $3.6 million and $3.4 million in the first quarter of 2011 and 2010, respectively. The increase in research and development expenses in the first quarter of 2011 as compared to the first quarter of 2010 was primarily attributable to increased payroll and related costs from the addition of Porthus in the first quarter of 2011 as well as an unfavourable foreign exchange impact from our non-US dollar research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, acquisition-related expenses and other administrative expenses. General and administrative costs were $4.7 million and $2.9 million in the first quarter of 2011 and 2010, respectively. The increase in the first quarter of 2011 from the first quarter of 2010 was due to the inclusion of $0.9 million of acquisition-related costs, compared to $0.3 million in such expenses in the first quarter of 2010. The 2011 acquisition-related costs were primarily professional fees related to our acquisitions of Porthus and Imanet. The increase in general and administrative expenses in the first quarter of 2011, as compared to the first quarter of 2010 was also a result of $0.6 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities. The first quarter of 2010 included $0.4 million of such restructuring charges. As well, the first quarter of 2011 included increased payroll and related costs for additional finance personnel related to our recent acquisitions, increased stock-based compensation due to changes in forfeiture rate assumptions and unfavourable foreign exchange impact from our non-US dollar general and administrative expenses.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of April 30, 2010. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets for the first quarter of 2011 and 2010 was $2.2 million and $1.8 million, respectively. Amortization expense increased in the first quarter of 2011 from 2010, primarily as a result of including amortization from the acquisitions of Porthus and Imanet in the first quarter of 2011. As at April 30, 2010, the unamortized portion of all intangible assets amounted to $47.3 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $0.1 million in the first quarter of both 2011 and 2010. Investment income in the first quarter of 2011 includes $6,000 of income from the equity method investment in Desk Solutions NV, acquired as part of the Porthus acquisition.

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery). Income tax expense (recovery) for the first quarter of 2011 and 2010 was approximately 78.8% and (23.3%) of income before income taxes, respectively, with current income tax expense being approximately 59.2% and 13.3% of income before income taxes, respectively.

Income tax expense – current was $0.5 million and $0.2 million in the first quarter of 2011 and 2010, respectively. Current income taxes arise primarily from amendments to be made to prior US tax returns, taxable income estimates for our operations related to our recent acquisition of Imanet that do not have loss carryforwards to shelter taxable income and US income that is subject to federal alternative minimum tax and that is not fully sheltered by loss carryforwards in certain US states.

Income tax expense (recovery) – deferred was $0.2 million and ($0.6 million) for the first quarter of 2011 and 2010, respectively. The deferred income tax expense in the first quarter of 2011 was primarily a result of amendments to be made to prior US tax returns and was offset by the release of a portion of the deferred tax asset valuation allowance related to our Netherlands operations.

Overall, we generated net income of $0.2 million and $2.2 million in the first quarter of 2011 and 2010, respectively. The $2.0 million decrease in the first quarter of 2011 from the first quarter of 2010 was primarily a result of a $0.6 million increase in acquisition-related expenses, a $0.2 million increase in restructuring charges, a $1.4 million increase in other operating expenses, a $1.1 million increase in income tax expenses and a $0.4 million increase in amortization of intangible assets. Partially offsetting these decreases was a $1.7 million increase in gross margin.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of shares outstanding amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2010	2010	2010	2011
2011
Revenues	21,286				21,286
Gross margin	13,899				13,899
Operating expenses	10,844				10,844
Net income	192				192
Basic earnings per share	-				-
Diluted earnings per share	-				-
Weighted average shares outstanding (thousands):
Basic	61,432				61,432
Diluted	62,681				62,681

	April 30,	July 31,	October 31,	January 31,	Total
	2009	2009	2009	2010
2010
Revenues	17,419	18,610	18,865	18,874	73,768
Gross margin	12,232	12,633	12,980	12,751	50,596
Operating expenses	8,744	8,198	8,545	11,797	37,284
Net income	2,208	812	988	10,342	14,350
Basic earnings per share	0.04	0.02	0.02	0.17	0.26
Diluted earnings per share	0.04	0.02	0.02	0.17	0.25
Weighted average shares outstanding (thousands):
Basic	53,017	53,051	54,084	61,326	55,389
Diluted	53,737	54,086	55,475	62,519	56,437

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110	16,965	15,680	66,044
Gross margin	10,602	11,018	11,385	10,686	43,691
Operating expenses	7,449	7,659	7,676	7,212	29,996
Net income	1,054	1,392	2,318	15,446	20, 210
Basic earnings per share	0.02	0.03	0.04	0.29	0.38
Diluted earnings per share	0.02	0.03	0.04	0.29	0.38
Weighted average shares outstanding (thousands):
Basic	52,933	52,942	52,965	53,002	52,961
Diluted	53,636	53,620	53,697	53,683	53,659

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period, but, going forward with the recent loss of ocean customers, our trends will follow general industry shipment and transactional volumes. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the five acquisitions that we have completed since the beginning of 2009. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

In 2009, our revenues followed historical seasonal trends with our second quarter of 2009 reflecting the period when our customers negotiate new ocean contracts and update rates using our technology services. In the latter half of 2009, we saw a global economic downturn impact all areas of the economy, including global shipping volumes, and accordingly, negatively impacting our revenues. Commencing in the third quarter of 2009, the acquisition of Dexx bvba (“Dexx”) contributed to our total revenues. However, this increase in revenues was offset in the fourth quarter by a large foreign currency translation impact, primarily from converting Canadian dollar and British pound sterling revenues to US dollars. Similarly, while our operating expenses were relatively unchanged throughout the first three quarters of 2009, there was a decrease in fourth quarter operating expenses principally as a result of foreign currency translation to US dollars. Net income in the first, second and third quarters of 2009 was impacted by a deferred tax expense of $0.5 million, $0.5 million and $0.4 million, respectively, as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first three quarters of 2009. The expense in the third quarter of 2009 was net of a recovery of $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. Net income in the fourth quarter of 2009 was significantly impacted by an income tax recovery of $13.1 million resulting from a reduction in the valuation allowance for our deferred tax assets. The recovery in the fourth quarter of 2009 was net of a deferred tax expense of $1.0 million as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our taxable income in the US and Sweden.

In 2010, our revenues and expenses increased as a result of our acquisition of the logistics business of privately-held Oceanwide Inc. (“Oceanwide”) and our acquisition of Scancode. Our net income was also impacted by $0.3 million, $0.2 million and $0.4 million of acquisition-related costs incurred in the first, second and fourth quarters of fiscal 2010, respectively. As well, $0.4 million, $0.1 million and $0.3 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities were expensed in the first, third and fourth quarters of 2010, respectively. In the first quarter of 2010, we recorded a deferred income tax recovery of $1.6 million as a result of merging Oceanwide's US operations with our major US operating subsidiary. This deferred income tax recovery was partially offset by a $1.0 million deferred income tax expense as we used  some of our deferred tax assets to offset our taxable income in certain jurisdictions in the first quarter of 2010. Our net income in the second quarter of 2010 was adversely impacted by $1.9 million in income tax expense. The current portion of the income tax expense arose primarily from taxable income estimates for the recent acquisitions of Dexx and Scancode entities that did not have loss carryforwards to shelter taxable income. The deferred portion of the income tax expense was primarily due to the use of some of our deferred tax assets to offset taxable income in certain jurisdictions. In addition, we recorded a deferred income tax expense of $0.2 million as a result of merging Scancode’s US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity. In the fourth quarter of 2010, our net income was significantly impacted by a deferred income tax recovery of $10.9 million resulting from a reduction in the valuation allowance for our deferred tax assets. This recovery in the fourth quarter of 2010 was partially offset by $3.0 million in stock-based compensation charges resulting from a change of estimate in the calculation of stock based compensation expense, including the correction of an immaterial error of $1.1 million of additional stock-based compensation expense of which $0.6 million pertained to 2008 and $0.5 million to 2009.

In the first quarter of 2011, our net income was impacted by $0.9 million of acquisition-related costs related to our acquisitions of Porthus and Imanet. The first quarter of 2011 also included $0.6 million in restructuring charges related to integration of previously completed acquisitions and other cost reduction activities. As well, income tax expense of $0.7 million was recorded in the first quarter of 2011, resulting primarily from the expected impact from the amendment of US tax returns for prior years, offset by the release of a portion of the deferred tax asset valuation allowance related to our Netherlands operations and a reduction of deferred tax liabilities that were incurred in relation to the Porthus and Imanet acquisitions.

Our weighted average shares outstanding has increased since the first quarter of 2009, principally as a result of the issuance of 7.9 million common shares pursuant to our October 2009 bought deal share offering, and periodic employee stock option exercises.

Liquidity and Capital Resources

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at April 30, 2010, we had $56.1 million in cash and cash equivalents and short-term investments and $3.0 million in unused available lines of credit. As at January 31, 2010, prior to our acquisitions of Porthus and Imanet, we had $94.6 million in cash, cash equivalents and short-term investments and $2.8 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	First Quarter of
	2011	2010
Cash provided by operating activities	2.1	4.4
Additions to capital assets	(0.4)	(0.3)
Business acquisitions and acquisition-related costs, net of cash acquired	(40.5)	(14.9)
Issuance of common shares	0.2	0.1
Repayment of financial liabilities	(0.1)	-
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	0.2	-
Net change in cash, cash equivalents and short-term investments	(38.5)	(10.7)
Cash, cash equivalents and short-term investments, beginning of period	94.6	57.6
Cash, cash equivalents and short-term investments, end of period	56.1	46.9

Cash provided by operating activities was $2.1 million and $4.4 million for the first quarter of 2011 and 2010, respectively. For the first quarter of 2011, the $2.1 million of cash provided by operating activities resulted from $0.2 million of net income, plus adjustments for $3.3 million of non-cash expenses included in net income, and less $1.4 million of cash used in changes in our operating assets and liabilities.

For the first quarter of 2010, the $4.4 million of cash provided by operating activities resulted from $2.2 million of net income, plus adjustments for $1.7 million of non-cash expenses included in net income, and $0.5 million of cash provided by changes in our operating assets and liabilities. Cash provided by operating activities decreased in the first quarter of 2011 compared to 2010, primarily due to $1.9 million of additional cash used in changes in our operating assets and liabilities in the first quarter of 2011 compared to 2010. The balance of the decrease is due to net income adjusted for non-cash expenses which decreased $0.4 million in the first quarter of 2011 compared to 2010.

Additions to capital assets of $0.4 million and $0.3 million in the first quarter of 2011 and 2010, respectively, were primarily composed of investments in computing equipment and software to support our network and build out infrastructure.

Business acquisitions and acquisition-related costs, net of cash acquired of $40.5 million in the first quarter of 2011 is primarily comprised of $34.6 million of cash, net of cash acquired, for the acquisition of Porthus, and $5.8 million of cash, net of cash acquired, for the acquisition of Imanet. The balance of this amount consists of additional purchase price paid for business acquisitions we completed prior to the first quarter of 2011.

Business acquisitions and acquisition-related costs of $14.9 million in the first quarter of 2010 are primarily comprised of $8.9 million of cash for the acquisition of Oceanwide and $5.9 million of cash for the acquisition of Scancode. The balance of this amount consists of acquisition-related costs relating to cash paid in the first quarter of 2010 for business acquisitions that we completed prior to 2010.

Issuance of common shares of $0.2 million and $0.1 million in the first quarter of 2011 and 2010, respectively, is a result of the exercise of employee stock options.

Repayment of financial liabilities of $0.1 million in the first quarter of 2011 is primarily comprised of repayments of debt obligations acquired as part of the Porthus and Imanet acquisitions.

Working capital. As at April 30, 2010, our working capital (current assets less current liabilities) was $58.3 million. Current assets include $56.1 million of cash and cash equivalents, $16.0 million in current trade receivables and a $5.5 million deferred tax asset. Our working capital has decreased since January 31, 2010 by $37.6 million, primarily as a result of cash used in the first quarter of 2011 for business acquisitions and, to a lesser extent, capital asset additions, partially offset by positive operating activities in 2011.

Cash and cash equivalents and short-term investments. As at April 30, 2010, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less.

Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.5	4.9	3.1	2.5	14.0
Capital lease obligations	0.1	0.1	0.1	-	0.3
Total	3.6	5.0	3.2	2.5	14.3

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
Income taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.3 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authorities due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authorities.

Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 14 to the unaudited interim consolidated financial statements for the first quarter of 2011, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 521,683 unvested RSUs outstanding at April 30, 2010 for which no liability was recorded on our consolidated balance sheet, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Accounting Standard Codification (“ASC”) Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability on our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of June 3, 2010, we had 61,469,477 common shares issued and outstanding.

As of June 3, 2010, there were 4,005,739 options issued and outstanding, and 331,007 remaining available for grant under all stock option plans.

On December 18, 2009, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. As of June 8, 2010 there were no purchases made pursuant to this normal course issuer bid.

On October 20, 2009, we closed a bought-deal public share offering in Canada which raised gross proceeds of CDN $40,002,300 (equivalent to $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CDN $5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CDN $5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CDN $1,944,563 (equivalent to $1.9 million at the time of the transaction). In addition, we received an aggregate of CDN $1,277,648 (equivalent to $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our interim consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2010 (the “2010 Consolidated Financial Statements”).

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited interim consolidated financial statements for the interim period ended April 30, 2010:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation
We adopted ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method.

The fair value of stock option grants is calculated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As at April 30, 2010, we had recorded deferred tax assets of $39.9 million on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods, including the recognition of additional deferred tax assets in Netherlands of $1.7 million during the first quarter of 2011. During 2010, we determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all deferred tax assets in the US and Sweden, and substantially all of the deferred tax assets in Canada, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and three preceding tax years. In 2008 and 2009, we reduced our valuation allowance by $16.0 million and $14.5 million respectively, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in these jurisdictions as well as the Netherlands and Australia over the ensuing six-year period. In 2010, this same approach was applied in determining that it was appropriate to recognize all deferred tax assets in the US and Sweden and substantially all of the deferred tax assets in Canada. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that the economic downturn that began during 2009 and continued throughout 2010 would result in reduced profit levels in fiscal 2011, with a return to a level of income consistent with 2009 income levels in 2012 and beyond; (ii) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (iii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2015 and then remain consistent thereafter. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of the purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which is our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06 has not had a material impact on our results of operation or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC Subtopic 605-25). Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of ASU 2009-13.

In October 2009 the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“ASU 2009-14”). Update 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC Subtopic 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but ASU 2009-14 is required to be adopted in the same period and using the same transition method as adoption of ASU 2009-13. We are currently assessing the impact of adoption of ASU 2009-14.

Trends / Business Outlook

This section discusses our outlook for the remainder of 2011 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies, such as the recent volcanic activity in Iceland impacting shipments to and from Europe; availability of credit to support shipping operations; economic downturns and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes). Historically, in our second fiscal quarter, we’ve seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. We don’t expect to see as large an increase in our second fiscal quarter revenues going-forward as we’ve seen historically in the second fiscal quarter, primarily due to recent departures of customers for our legacy ocean services.

In 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10+2” enhancements, that require additional data and filings to be provided to CBP, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative. If the roll-out of these initiatives continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in 2011. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), is being developed for Canadian land ports by the Canadian Border Service Agency and may be effective in calendar 2010.

In the first quarter of 2011, our services revenues comprised 95% of our total revenues, with the balance being license revenues. We expect that our focus in the remainder of 2011 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and fiscal 2010, we saw a global economic downturn that has impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, there has been and we anticipate that there will continue to be an impact on volumes that are shipped. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we expect our transaction revenues to continue to be adversely impacted by the current global economic environment in fiscal 2011 and we continue to plan for that impact.

In addition, in fiscal 2011 we anticipate that some of our customers will be impacted by the current global economic environment in such a manner that they will either choose to reduce or eliminate their use of some of our services.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that over a one-year period we may lose approximately 3 to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” a non-GAAP financial measure, which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 80% and 90% of our total anticipated revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues,” a non-GAAP financial measure. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. In fiscal 2011, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration,” a non-GAAP financial measure. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted net income (pre-tax) for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At June 3, 2010, using foreign exchange rates of CDN $0.95 to $1.00 and the euro 1.23 to $1.00,  we estimated that our baseline revenues for the second quarter of 2011 were approximately $23.9 million and our baseline operating expenses were approximately $19.1 million. We consider this to be our baseline calibration of approximately $4.8 million for the second quarter of 2011, or approximately 20% margin on our baseline revenues as at June 3, 2010.

In the first quarter of 2011 we incurred $0.6 million in restructuring expenses and we expect to continue cost-reduction activities in the remainder of fiscal 2011 to maintain our calibration. We expect that the re-calibration of our business will include the reduction of expenses through the implementation of cost reduction initiatives and further acceleration of integration activities for acquired companies, and anticipate incurring approximately $0.5 million in restructuring expense in the second quarter of fiscal 2011.

We anticipate that in fiscal 2011, our business will shift and we will have a larger presence in EMEA regions. We anticipate that revenues from the Asia Pacific Region will continue to represent approximately 3% to 5% of our total revenues in the remainder of fiscal 2011.

We estimate that amortization expense for existing intangible assets will be $8.9 million for the remainder of 2011, $10.0 million for 2012, $7.8 million for 2013, $7.3 million for 2014, $5.6 million for 2015, $3.2 million for 2016 and $4.5 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in the remainder of 2011 will be approximately $0.8 million to $1.0 million, subject to any necessary quarterly adjustments resulting from truing-up estimated stock option forfeitures to actual stock option forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill” on October 31, 2009 and determined that there was no evidence of impairment as of October 31, 2009. We are currently scheduled to perform our next annual impairment test on October 31, 2010. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2010, capital expenditures were $1.6 million or 2% of revenues. Capital expenditures were $0.4 million in the first quarter of 2011, and we anticipate that we will add an incremental $1.0 million in fiscal 2011 as we invest in our network and build out our administrative infrastructure.

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in the remainder of 2011. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By the way of illustration, 63% of our revenues in the first quarter of 2011 were in US dollars, 18% in euros, 15% in Canadian dollars, and the balance in mixed currencies, while 38% of our operating expenses are in US dollars, 37% in Canadian dollars, 18% in euros, and the balance in mixed currencies.

As at June 3, 2010, we had 99,005 outstanding deferred share units and 552,883 outstanding restricted share units. DSUs and RSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. RSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and RSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For RSUs, the amount of any expense or recovery is based on the number of RSUs that were expensed in the applicable reporting period as employees performed services, but that have not yet vested or been paid pursuant to the terms of the RSU grant. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

As of April 30, 2010, our gross amount of unrecognized tax benefits was $5.3 million. We expect that the unrecognized tax benefits could increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the first quarter of 2011, we recorded a deferred income tax expense of $0.7 million resulting primarily from the amendment of US tax returns for prior periods and offset by the release of a portion of the deferred tax asset valuation allowance related to our Netherlands operations. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for 2011 will be 20% - 25% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for 2011 will be approximately 10-15% of income before income taxes.

We intend to actively explore business combinations in 2011 to add complementary services, products and customers to our existing businesses. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and other countries.

Making and integrating acquisitions involves a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in the first quarter of 2011, we acquired Porthus, one of our largest acquisitions in the past several years, as well as Imanet. In addition, in 2010 we acquired two businesses (Oceanwide and Scancode), in 2009 we acquired one business (Dexx), in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, with our acquisition of Porthus, we are in process of integrating a large foreign employee base and operating structure into our corporate group. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, Imanet provides technology solutions to customs brokers, Oceanwide and Dexx each operate in the emerging regulatory compliance business, and GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, certain customers of our legacy ocean services cancelled relatively large recurring revenue contracts. In 2010, we lost an additional $3 million in annual recurring revenues compared to 2009 from departing services customers in addition to the normal 3-5% annual revenue attrition we plan for. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely. For example, on February 18, 2010, the Federal Maritime Commission voted 3-1 in favor of initiating a rulemaking that would grant licensed Non-Vessel Operating Common Carriers (“NVOCCs”) in the United States an exemption from the current requirements for publishing in tariffs the rates they charge for shipments. This change in regulation, if ultimately adopted, would reduce the revenues that we receive from NVOCC customers, perhaps materially.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster (such as the recent volcanic activity in Iceland which impacted shipments to and from Europe), or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition. Further, with our recent acquisition of Porthus, we have increased our exposure to the euro currency and are sensitive to fluctuations in that currency.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at April 30, 2010, we had cash and cash equivalents and short-term investments of $56.1 million and $3.0 million in unutilized operating lines of credit.

We may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at April 30, 2010, our accumulated deficit was $348.1 million. We had losses in 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2008, 2009 and 2010 benefited from a non-cash, net deferred income tax recovery of $16.0 million, $13.1 million and $10.9 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and the global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $40.0 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under business combination accounting standards, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

In December 2007, the FASB issued ASC Topic 805, “Business Combinations”. ASC Topic 805 became effective for us at the beginning of fiscal 2010. As a result of our adoption of ASC Topic 805 on February 1, 2009, we expensed $0.9 million, $0.3 million and $0.9 million of acquisition-related costs in fiscal 2010, 2009 and the first quarter of 2011, respectively. We did not expense similar costs in prior periods. Depending on the size and scope of any future business combination that we undertake, we believe that ASC Topic 805 may have a material impact on our results of operations and financial condition.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”), which we adopted effective February 1, 2002. ASC Topic 350, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2009 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

The Descartes Systems Group Inc.
Interim Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	April 30,	January 31,
	2010	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	56,083	89,554
Short-term investments (Note 4)	-	5,071
Accounts receivable
Trade (Note 5)	15,984	9,840
Other	3,245	2,231
Prepaid expenses and other	2,240	1,146
Deferred income taxes (Note 15)	5,473	4,414
Deferred tax charge	197	197
	83,222	112,453
INVESTMENT IN AFFILIATE (Note 6)	533	-
CAPITAL ASSETS (Note 7)	7,543	5,482
GOODWILL (Note 8)	52,804	34,456
INTANGIBLE ASSETS (Note 9)	47,288	21,058
DEFERRED INCOME TAXES (Note 15)	34,397	34,346
DEFERRED TAX CHARGE	346	395
	226,133	208,190
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,028	2,603
Accrued liabilities (Note 10)	11,721	7,509
Income taxes payable	1,297	975
Deferred income tax liability (Note 15)	31	-
Deferred revenue	6,729	5,454
Other liabilities	92	-
	24,898	16,541
DEFERRED REVENUE	1,474	1,172
INCOME TAX LIABILITY (Note 15)	2,704	2,605
DEFERRED INCOME TAX LIABILITY (Note 15)	7,160	-
OTHER LIABILITIES	239	-
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)	36,475	20,318

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 61,468,577 at April 30, 2010 ( January 31, 2010 – 61,410,877) (Note 12)	86,877	86,609
Additional paid-in capital	451,848	451,591
Accumulated other comprehensive loss	(965)	(2,034)
Accumulated deficit	(348,102)	(348,294)
	189,658	187,872
	226,133	208,190

The accompanying notes are an integral part of these interim consolidated financial statements.

The Descartes Systems Group Inc.
Interim Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2010	2009

REVENUES	21,286	17,419
COST OF REVENUES	7,387	5,187
GROSS MARGIN	13,899	12,232
EXPENSES
Sales and marketing	2,590	2,385
Research and development	3,559	3,371
General and administrative	4,695	2,988
Amortization of intangible assets	2,232	1,789
	13,076	10,533
INCOME FROM OPERATIONS	823	1,699
INVESTMENT INCOME	82	92
INCOME BEFORE INCOME TAXES	905	1,791
INCOME TAX EXPENSE (RECOVERY) (Note 15)
Current	536	239
Deferred	177	(656)
	713	(417)
NET INCOME	192	2,208
EARNINGS PER SHARE (Note 13)
Basic and Diluted	-	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,432	53,017
Diluted	62,681	53,737

The accompanying notes are an integral part of these interim consolidated financial statements.

The Descartes Systems Group Inc.
Interim Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2010	2009
Common shares
Balance, beginning of period	86,609	44,986
Shares issued:
Stock options exercised	268	40
Balance, end of period	86,877	45,026

Additional paid-in capital
Balance, beginning of period,	451,591	449,462
Unearned compensation related to issuance of stock options	5	1
Stock-based compensation expense	286	127
Stock options exercised	(63)	(4)
Purchase of non-controlling interest (Note 3)	29	-
Balance, end of period	451,848	449,586

Accumulated other comprehensive (loss) income
Balance, beginning of period	(2,034)	363
Foreign currency translation adjustments	1,069	44
Balance, end of period	(965)	407

Accumulated deficit
Balance, beginning of period	(348,294)	(362,644)
Net income	192	2,208
Balance, end of period	(348,102)	(360,436)

Total Shareholders’ Equity	189,658	134,583

Comprehensive income
Net income	192	2,208
Other comprehensive (loss) income:
Foreign currency translation adjustment	1,069	44
Total other comprehensive income (loss)	1,069	44
Comprehensive income	1,261	2,252

The accompanying notes are an integral part of these interim consolidated financial statements.

The Descartes Systems Group Inc.
Interim Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2010	2009
OPERATING ACTIVITIES
Net income	192	2,208
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	489	384
Amortization of intangible assets	2,232	1,789
Amortization of deferred compensation	5	1
Stock-based compensation expense	286	126
Income from investment in affiliate	6	-
Deferred tax expense (recoveries)	177	(656)
Deferred tax charge	49	49
Changes in operating assets and liabilities:
Accounts receivable
Trade	(321)	745
Other	611	(196)
Prepaid expenses and other	(207)	241
Accounts payable	677	170
Accrued liabilities	(2,401)	14
Income taxes payable	166	230
Deferred revenue	109	(699)
Cash provided by operating activities	2,070	4,406
INVESTING ACTIVITIES
Maturities of short-term investments	5,071	164
Additions to capital assets	(395)	(291)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(40,550)	(14,842)
Acquisition-related costs	-	(58)
Cash used in investing activities	(35,874)	(15,027)
FINANCING ACTIVITIES
Issuance of common shares for cash	204	40
Repayment of other liabilities	(78)	-
Cash provided by financing activities	126	40
Effect of foreign exchange rate changes on cash and cash equivalents	207	21
Decrease in cash and cash equivalents	(33,471)	(10,560)
Cash and cash equivalents, beginning of period	89,554	47,422
Cash and cash equivalents, end of period	56,083	36,862
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	276	222

The accompanying notes are an integral part of these interim consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Interim Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations.

Note 2 –Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our GAAP audited annual consolidated financial statements prepared for the fiscal year ended January 31, 2010.

The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2011.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2011, is referred to as the “current fiscal year,” “fiscal 2011,” “2011” or using similar words. Our previous fiscal year, which ended on January 31, 2010, is referred to as the “previous fiscal year,” “fiscal 2010,” “2010” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2012” refers to the annual period ending January 31, 2012 and the “fourth quarter of 2012” refers to the quarter ending January 31, 2012.

Recently adopted accounting pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, which is our reporting period ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, which is our fiscal year beginning February 1, 2011. The adoption of ASU 2010-06 has not had a material impact on our results of operation or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC Subtopic 605-25). Specifically ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of ASU 2009-13.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC Subtopic 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but ASU 2009-14 is required to be adopted in the same period and using the same transition method as adoption of ASU 2009-13. We are currently assessing the impact of adoption of ASU 2009-14.

Note 3 – Acquisitions

On March 19, 2010, we acquired 96.17% of the outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. The purchase price for the acquisition was $39.1 million in cash. We also incurred acquisition-related costs, primarily for brokerage and advisory services, during the first quarter of 2011 of $0.7 million, which are included in general and administrative expense in our interim consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $6.9 million with a fair value of $6.6 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.3 million. We have recognized $2.5 million of revenues from Porthus since the date of acquisition in our interim consolidated statements of operations for the first quarter of 2011.

On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. The purchase price for the remaining shares and warrants was $1.8 million in cash.

The fair value of the non-controlling interest in Porthus was determined based on active market prices for the 3.83% shares not acquired as part of the March 19, 2010 acquisition. The excess of the $1.8 million purchase-price consideration when this non-controlling interest was acquired on April 16, 2010 and the fair value of the non-controlling interest in Porthus was recorded to additional paid-in capital.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc., doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border Services Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. The purchase price for the acquisition was $5.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during the first quarter of 2011 of $0.2 million, which are included in general and administrative expense in our interim consolidated statements of operations. The gross contractual amount of trade accounts receivable acquired was $0.6 million with a fair value of $0.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.1 million. We have recognized $0.1 million of revenues from Imanet since the date of acquisition in our interim consolidated statements of operations for the first quarter of 2011.

The preliminary purchase price allocations for businesses we acquired during fiscal 2011, which have not been finalized, are as follows:

	Porthus	Imanet	Total
Purchase price consideration:
Cash, excluding cash acquired related to Porthus ($6,282) and Imanet ($146)	39,137	5,973	45,110
Net working capital adjustments	-	(92)	(92)
	39,137	5,881	45,018
Allocated to:
Current assets	13,998	846	14,844
Current deferred tax asset	755	-	755
Investment in affiliate	544	-	544
Capital assets	1,813	161	1,974
Current liabilities	(6,987)	(520)	(7,507)
Deferred revenue	(1,237)	(258)	(1,495)
Deferred income tax liability	(6,851)	(1,118)	(7,969)
Other long term liabilities	(241)	(70)	(311)
Net tangible assets (liabilities) assumed	1,794	(959)	835
Finite life intangible assets acquired:
Customer agreements and relationships	10,838	2,198	13,036
Existing technology	12,053	1,984	14,037
Non-compete covenants	281	196	477
Trade names	822	109	931
Goodwill	15,147	2,353	17,500
Non-controlling interest	(1,798)	-	(1,798)
	39,137	5,881	45,018

The results of operations for the businesses that we acquired in the first quarter of 2011 are included in our interim consolidated statement of operations from the date acquired, as indicated above.

The Porthus and Imanet transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we engage third-party valuation specialists. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the respective acquisition dates.

No in-process research and development was acquired in the Porthus or Imanet transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Porthus	Imanet
Customer agreements and relationships	7 years	8 years
Non-compete covenants	4.5 years	5 years
Existing technology	5 years	4 years
Trade names	1.5 years	3 years

The goodwill on the Porthus and Imanet acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Porthus and Imanet acquisitions is not deductible for tax purposes.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Porthus as of the beginning of each of the periods presented. The pro forma results of operations for the Imanet transaction have not been included in the table below as they are not material to our consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of Porthus occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations
	Three Months Ended
	April 30,	April 30,
	2010	2009
Revenues	24,630	23,891
Net income	883	2,106
Earnings per share
Basic	0.01	0.04
Diluted	0.01	0.04

Note 4 - Cash, Cash Equivalents and Short-Term Investments

	April 30,	January 31,
	2010	2010
Cash and cash equivalents
Cash on deposit with banks	56,083	89,554
Total cash and cash equivalents	56,083	89,554
Short-term investments
Certificates of deposit	-	5,071
Total short-term investments	-	5,071
Total cash, cash equivalents and short-term investments	56,083	94,625

We have operating lines of credit in Canada aggregating $3.0 million (CDN $3.0 million) as at April 30, 2010, of which none was utilized (nil at January 31, 2010). Borrowings under these facilities bear interest at prime based on the borrowed currency (2.25% on Canadian dollar borrowings and 3.25% on US dollar borrowings at April 30, 2010), are due on demand, and are secured by our investment portfolio and a general assignment of inventory and accounts receivable.

As at April 30, 2010 we have outstanding letters of credit of $75,000 related to three of our leased premises ($21,000 as at January 31, 2010).

Fair Value Measurements
ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC Topic 820”) defines fair value, establishes a framework for measuring fair value, and addresses disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As at April 30, 2010 and January 31, 2010, no assets were measured at fair value on a recurring basis.

Certain of our assets are measured at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During the first quarter of 2011, no indications of impairment were identified, and therefore, no fair value measurements were required.

Note 5 - Trade Receivables

	April 30,	January 31,
	2010	2010
Trade receivables	17,054	10,525
Less: Allowance for doubtful accounts	(1,070)	(685)
	15,984	9,840

Bad debt expense was $91,000 and $266,000 for the quarters ended April 30, 2010 and April 30, 2009, respectively.

Note 6 –Investment in Affiliate

As part of the acquisition of Porthus, we acquired 44.4% of the outstanding shares of privately-held Desk Solutions NV (“Desk Solutions”). The investment in Desk Solutions has been accounted for under the equity method in accordance with ASC Topic 323, “Investments – Equity Method and Joint Ventures”, (“ASC Topic 323”). Income from Desk Solutions of $6,000 for the quarter end April 30, 2010 (nil at April 30, 2009) is included in investment income in the interim consolidated statements of operations.

Note 7 – Capital Assets

	April 30,	January 31,
	2010	2010
Cost
Computer equipment and software	22,102	19,420
Furniture and fixtures	1,835	1,780
Leasehold improvements	2,834	2,267
Vehicles	22	-
	26,793	23,467
Accumulated amortization
Computer equipment and software	15,617	14,573
Furniture and fixtures	1,554	1,494
Leasehold improvements	2,079	1,918
Vehicles	-	-
	19,250	17,985
	7,543	5,482

Computer equipment and software cost includes $269,000 of assets recorded under capital leases as of April 30, 2010 (nil as of January 31, 2010). Amortization expense from assets under capital leases of $10,000 is included with depreciation expense in our interim consolidated statements of operations.

Note 8 –Goodwill

Balance at January 31, 2010	34,456
Business acquisition – Porthus	15,147
Business acquisition – Imanet	2,353
Adjustments on account of foreign exchange	848
Balance at April 30, 2010	52,804

The business acquisitions of Porthus and Imanet are described in Note 3 to these interim consolidated financial statements.

Note 9 –Intangible Assets

	April 30,	January 31,
	2010	2010
Cost
Customer agreements and relationships	37,094	24,069
Non-compete covenants	1,312	1,029
Existing technology	21,784	10,120
Trade names	3,766	4,092
	63,956	39,310
Accumulated amortization
Customer agreements and relationships	10,982	10,260
Non-compete covenants	727	808
Existing technology	3,454	4,870
Trade names	1,505	2,314
	16,668	18,252
	47,288	21,058

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During the first quarter of 2011, additions to intangible assets primarily consisted of the acquisitions of Porthus and Imanet, described in Note 3 to these interim consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized to income over their useful lives. Amortization expense for existing intangible assets is expected to be $47.3 million over the following periods: $8.9 million for the remainder of 2011, $10.0 million for 2012, $7.8 million for 2013, $7.3 million for 2014, $5.6 million for 2015, $3.2 million for 2016 and $4.5 million thereafter.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our interim consolidated statements of operations for any of the periods presented.

Note 10 – Accrued Liabilities

	April 30,	January 31,
	2010	2010
Accrued compensation and benefits	4,938	2,805
Amounts payable to former Scancode shareholders	438	942
Accrued liabilities - other	6,345	3,762
	11,721	7,509

Note 11 – Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
Remainder of 2011	2.7	0.1	2.8
2012	2.9	0.1	3.0
2013	2.2	0.1	2.3
2014	1.9	-	1.9
2015	1.5	-	1.5
2016	1.2	-	1.2
Thereafter	1.6	-	1.6
	14.0	0.3	14.3

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are described in the chart above. Rental expense from operating leases for the quarter ended April 30, 2010 was $0.6 million (April 30, 2009 - $0.4 million).

Other Obligations
Income Taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.3 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Deferred Share Unit and Restricted Share Unit Plans
As described in Note 14 to these interim consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 521,683 unvested RSUs outstanding as at April 30, 2010 for which no liability was recorded on our consolidated balance sheet, in accordance with ASC Topic 718 “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees” (“ASC Topic 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 12 – Share Capital

On December 18, 2009, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ Stock Market (the “NASDAQ”), if and when we consider advisable. As of April 30, 2010 there were no purchases made pursuant to this normal course issuer bid.

Accumulated Other Comprehensive Loss
Our accumulated other comprehensive loss at April 30, 2010 was $1.0 million ($2.0 million at January 31, 2010), comprised entirely of foreign currency translation adjustments.

Note 13 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended
	April 30,	April 30,
	2010	2009

Net income for purposes of calculating basic and diluted earnings per share	192	2,208
(number of shares in thousands)
Weighted average shares outstanding	61,432	53,017
Dilutive effect of employee stock options	1,249	720
Weighted average common and common equivalent shares outstanding	62,681	53,737
Earnings per share
Basic and diluted	-	0.04

For the first quarter of 2011 and 2010, 159,118 and 1,964,828 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for the first quarter of 2011 and 2010, respectively, the application of the treasury stock method excluded 403,700 and 1,226,031 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 14 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of April 30, 2010, we had 3,787,912 stock options granted and outstanding under our shareholder-approved stock option plan and 329,807 remained available for grant. In addition, we had three outstanding stock option grants totaling 140,000 stock options not approved by shareholders and 79,927 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our consolidated statements of operations as follows:

	Three Months Ended
	April 30,	April 30,
	2010	2009

Cost of revenues	15	6
Sales and marketing	64	23
Research and development	30	15
General and administrative	177	82
Effect on net income	286	126

Effect of earnings per share
Basic and diluted	-	-

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.4 million recognized in the United States. We realized a nominal tax benefit in connection with stock options exercised during the first quarter of 2011.

As of April 30, 2010, $2.2 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.4 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Three Months Ended	April 30, 2010		April 30, 2009
	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-
Expected volatility (%)	37.9	37.8 to 37.9	43.4	43.3 to 43.5
Risk-free rate (%)	2.6	2.3 to 2.6	1.9	1.9 to 2.0
Expected option life (years)	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2010	3,876,740	$3.68
Granted	207,500	$6.14
Exercised	(57,700)	$3.48
Forfeited	(14,600)	$4.15
Expired	(4,101)	$9.15
Balance at April 30, 2010	4,007,839	$4.08	3.9	10.0

Vested or expected to vest at April 30, 2010	3,719,999	$3.85	3.6	9.5

Exercisable at April 30, 2010	2,439,392	$3.92	2.9	6.7

The weighted average grant-date fair value of options granted during the first quarter of 2011 and 2010 was $2.28 and $1.07 per share, respectively. The total intrinsic value of options exercised during the first quarter of 2011 and 2010 was $155,000 and $29,000, respectively.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $25,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2010	91,987
Granted	7,018
Balance at April 30, 2010	99,005

As at April 30, 2010, the total DSUs held by participating directors was 99,005, representing an aggregate accrued liability of $615,000 ($543,000 at January 31, 2010). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our interim consolidated statements of operations during the three months ended April 30, 2010 and April 30, 2009 was a recovery of ($8,000) and an expense of $62,000, respectively.

Restricted Share Unit Plan
Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date.

A summary of activity under our RSU plan is as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2010	536,739
Granted	108,852
Vested and settled in cash	(53,178)
Balance at April 30, 2010	592,413	2.2

Vested at April 30, 2010	29,232	-

Non-vested at April 30, 2010	563,181	2.2

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.2 million at April 30, 2010 ($0.7 million at January 31, 2010). As at April 30, 2010, the unrecognized aggregate liability for the non-vested RSUs was $3.2 million ($2.8 million at January 31, 2010). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our interim consolidated statements of operations during the three months ended April 30, 2010 and April 30, 2009 was $351,000 and $138,000, respectively.

Note 15 – Income Taxes

Our effective tax rates were 78.8% and (23.3%) for the three month periods ended April 30, 2010 and April 30, 2009, respectively. The increase in our effective tax rate as compared with the prior year was primarily due to the expected tax impact resulting from the amendment of US tax returns for prior years (increased the effective tax rate by 213.8%). This increase was offset by the release of a portion of the deferred tax asset valuation allowance related to our Netherlands operations (decreased the effective tax rate by 186.1%); and a reduction of deferred tax liabilities that were incurred in relation to the Porthus and Imanet acquisitions (decreased the effective tax rate by 22.4%). The net impact of these three items is an increase to the effective tax rate of 5.3%. During the first quarter of 2010, of these three items, only a reverse of the deferred tax asset valuation allowance had an impact on the effective tax rate (decreased the effective tax rate by 90.3%).

We expect that our unrecognized tax benefits may increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $5.3 million of unrecognized tax benefits at April 30, 2010, $4.9 million would impact the effective tax rate if recognized.

Note 16 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic location of customer and revenue type:

	Three Months Ended
	April 30,	April 30,
	2010	2009
Revenues
United States	11,153	10,861
Canada	2,588	1,843
Americas, excluding Canada and United States	366	158
Belgium	2,393	320
EMEA, excluding Belgium	4,091	3,233
Asia Pacific	695	1,004
	21,286	17,419

	Three Months Ended
	April 30,	April 30,
	2010	2009
Revenues
Services	20,181	16,798
License	1,105	621
	21,286	17,419

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	April 30,	January 31,
	2010	2010
Total long-lived assets
Canada	4,368	4,023
United States	1,087	1,164
Belgium	1,823	56
EMEA, excluding Belgium	259	232
Asia Pacific	6	7
	7,543	5,482

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
North York, Ontario M2N 6L7
 (416) 601-6150

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110 ext. 2358
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
(800) 419-8495
Fax: (519) 747-0082

info@descartes.com
www.descartes.com